SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-16114

InaCom Corp.

(Exact name of registrant as specified in its charter)

13010 Morris Road, Sixth Floor, Alpharetta, Georgia; (770) 576-1914

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.10 per share

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ X ]	Rule 12h-3(b) (1) (ii)	[ ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3(b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3(b) (2) (ii)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b) (1) (i)	[ ]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, InaCom Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 9, 2003	InaCom Corp.

	By:	Executive Sounding Board Associates, Inc., a Pennsylvania corporation,
Plan Administrator pursuant to Order of the U.S. Bankruptcy Court for the District of Delaware entered May 27, 2003

		By:		/s/ Neil Gilmour

			Name:	Neil Gilmour

			Title:	Senior Vice President

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